04003265

ITED STATES
) EXCHANGE COMMISSION
ngton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2004 WASH, D.C. 158 PROCESSING SECTION

SEC FILE NUMBER
8 - 48723

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
National Alliance Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 Valley View Lane, Suite 300
(No. and Street)

Dallas	Texas	75234
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

400 Parker Square, Suite 250K	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Bradford A. Phillips, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **National Alliance Capital, LLC**, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President

Title

JoAnn Tillman Smith

Notary Public

JOANN TILLMAN SMITH
Notary Public
State of Texas
My Commission Expires
July 18, 2006

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

400 PARKER SQUARE • SUITE 250-K • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

To the Members
National Alliance Capital, LLC

We have audited the accompanying statement of financial condition of National Alliance Capital, LLC as of December 31, 2003, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Alliance Capital, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 11 to the financial statements, effective January 1, 2004, the Company merged with and into National Alliance Securities Corporation (NASC) with NASC as the surviving entity. The shareholders of NASC are the same as the members of the Company. Prior to the merger, NASC had not been capitalized, nor had any operating activities.

Brad A. Kinder

BRAD A. KINDER, CPA

Flower Mound, Texas
February 17, 2004

NATIONAL ALLIANCE CAPITAL, LLC
Statement of Financial Condition
December 31, 2003

Assets

Cash	$ 11,277
Marketable debt securities	11,802,480
Clearing deposit	250,000
Deposits	5,086
TOTAL ASSETS	$ 12,068,843

Liabilities and Members' Equity

Liabilities	
Bank overdraft	$ 149,081
Accounts payable	16,994
Accrued commissions payable	198,732
Securities sold, not yet purchased	1,510,858
Due to related party	51,037
Payable to clearing broker/dealer	7,656,157
Total Liabilities	9,582,859
Members' Equity	2,485,984
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 12,068,843

See notes to financial statements.

NATIONAL ALLIANCE CAPITAL, LLC
Statement of Income
Year Ended December 31, 2003

Revenue	
Trading profits	$ 3,093,094
Securities commissions	339,699
Total Revenue	3,432,793
Expenses	
Compensation and related costs	2,442,834
Clearing costs	216,014
Communications	296,314
Management fees	1,000,000
Occupancy and equipment	71,154
Interest	317,960
Regulatory fees	26,713
Other expenses	75,165
Total Expenses	4,446,154
NET LOSS	$ (1,013,361)

See notes to financial statements.

NATIONAL ALLIANCE CAPITAL, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2003

Members' equity, January 1, 2003	$ 1,469,345
Members' contributions	2,165,000
Members' distributions	(135,000)
Net loss	(1,013,361)
Members' equity, December 31, 2003	$ 2,485,984

See notes to financial statements.

NATIONAL ALLIANCE CAPITAL, LLC
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash Flows From Operating Activities:	
Net loss	$ (1,013,361)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in assets and liabilities	
Increase in marketable debt securities	(3,000,646)
Increase in clearing deposit	(250,000)
Decrease in other current assets	1,037
Increase in bank overdraft	149,081
Decrease in accounts payable	(16,812)
Decrease in accrued commissions payable	(32,676)
Increase in securities sold, not yet purchased	1,485,815
Decrease in due to related party	(1,263,317)
Increase in payable to clearing broker/dealer	1,913,928
Net cash used in operating activities	(2,026,951)
Cash Flows From Financing Activities:	
Members' contributions	2,165,000
Members' distributions	(135,000)
Net cash provided by financing activities	2,030,000
Net change in cash and cash equivalents	3,049
Cash and cash equivalents at beginning of year	8,228
CASH AT END OF YEAR	$ 11,277

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ 317,960
Income taxes	$ -

See notes to financial statements.

NATIONAL ALLIANCE CAPITAL, LLC
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

National Alliance Capital, LLC (Company) was organized in September 1995, under the laws of the State of California. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under the exemptive provisions of SEC rule 15c3-3 (k)(2)(ii) and is a member of the National Association of Security Dealers, Inc. (NASD). These provisions provide that all the funds and securities belonging to Company's customers be handled by a clearing broker-dealer.

The majority of the Company's customers are broker/dealers and institutions located throughout the United States.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value

The Company has a number of financial instruments, which are primarily held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2003, does not differ materially from the aggregate carrying value of its financial instruments recorded in the accompanying statement of financial condition The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimate of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Marketable Debt Securities

Marketable debt securities are recorded on the trade date and are valued at market value. The resulting difference between cost and market value is included in trading profits in the accompanying statement of income.

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased are recorded on the trade date and are valued at market value. The resulting difference between cost and market value is included in trading profits in the accompanying statement of income.

Revenue Recognition

Security transactions and the related trading profits, securities commissions and expenses are recorded on the trade date.

Income Taxes

The Company and its members elected income tax status as a limited liability company. Under this election, the members of the Company are liable for federal and state income taxes arising on income.

The tax returns are subject to examination by federal and state taxing authorities. If such examinations occur and result in changes with respect to the qualifications of the limited liability company or changes in distributable membership income or loss, the tax liability of the members would change accordingly.

Note 2 - Marketable Debt Securities

Marketable debt securities, at market value as of December 31, 2003, consist of federal and municipal bonds totaling $11,802,480.

Note 3 - Securities Sold, Not Yet Purchased

Securities sold, not yet purchased, at market value as of December 31, 2003, consist of federal and municipal bonds totaling $1,510,858.

Note 4 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital and net capital requirements of $1,740,002 and $250,000, respectively. The Company's net capital ratio was .31 to 1.

Note 5 - **Transactions with Clearing Broker/Dealers**

The agreements with the clearing broker/dealers provide for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreements also require the Company to maintain a minimum of $250,000 as a deposit in account with the clearing broker/dealers.

Note 6 - **Deferred Compensation Plan**

The Company has a deferred compensation plan for its trading employees. Under this plan, deferred compensation amounts are accrued monthly based on individual trader profitability and paid annually in the form of planned Series B membership units which will vest over two years. When the units are fully vested, they can be redeemed for face value at the option of the holder. During 2003, deferred compensation of $33,769 has been recorded for the issuance of the planned Series B membership units. The Company has a total of $92,079 accrued for deferred compensation at December 31, 2003 included in the accompanying statement of financial condition as accrued commissions payable.

Note 7 - **Retirement Plan**

The Company has a 401(k) profit sharing plan covering substantially all employees. Under this plan, employees may make elective contributions as allowed under federal law and the Company may make matching and discretionary contributions. Employee contributions vest immediately and Company contributions vest ratably over six years. There were no Company contributions to the plan for 2003.

Note 8 - **Related Party Transactions**

The Company shares corporate office space with several entities related through common ownership and control. One of the related parties regularly advances payroll and other costs on behalf of the Company, which the Company settles on a regular basis. At December 31, 2003, advances of $51,037 were payable to this related party.

The Company has a management agreement with an entity related through common control. The Company is to receive general management services, including oversight and management of operations, trading, accounting, payroll, and regulatory filings, as well as marketing efforts. The agreement provides for an annual base fee of $1,000,000 plus an additional $250,000 for each $1,000,000 in annual revenue growth and can be cancelled with 30 days written notice. For 2003, management fees of $1,000,000 were incurred and paid.

Note 9 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2003, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

Note 10 - Concentration of Credit Risk

The Company has a clearing deposit and marketable debt securities held by and due from one clearing broker/dealer totaling $11,096,528, or approximately 91% of its total assets at December 31, 2003. The Company has securities sold, not yet purchased and a payable to clearing broker/dealer totaling $8,932,740 due to this same clearing broker/dealer.

Note 11 - Subsequent Events

Effective January 1, 2004, the Company merged with and into National Alliance Securities Corporation (NASC) with NASC as the surviving entity. NASC was incorporated in June 2003 as a Nevada corporation for the purpose of merging the Company into. The shareholders of NASC are the same as the members of the Company. Prior to the merger, NASC had not been capitalized, nor had any operating activities. As a result of the merger, NASC became the registered broker/dealer and its operations are expected to be similar to that of the Company. The tax status will change from a partnership to a corporation.

The Company received $150,000 in equity contributions from a member in January 2004.

Schedule I

NATIONAL ALLIANCE CAPITAL, LLC
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
December 31, 2003

Total members' equity qualified for net capital	$ 2,485,984
Deductions and/or charges	
Non-allowable assets:	
Deposits	5,086
Net capital before haircuts on securities positions	2,480,898
Haircuts on securities:	
Marketable debt securities	710,569
Undue concentration	30,327
Total haircuts on securities	740,896
Net Capital	$ 1,740,002
Aggregate indebtedness	
Bank overdraft	$ 149,081
Accounts payable	16,994
Accrued commissions payable	198,732
Due to related party	51,037
Payable to clearing broker/dealer	119,188
Total aggregate indebtedness	$ 535,032
Computation of basic net capital requirement	
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Net capital in excess of minimum requirement	$ 1,490,002
Ratio of aggregate indebtedness to net capital	.31 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2003 as filed by National Alliance Capital, LLC on Amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

400 PARKER SQUARE • SUITE 250-K • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members
National Alliance Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedule of National Alliance Capital, LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder

BRAD A. KINDER, CPA

Flower Mound, Texas
February 17, 2004